Exhibit 77(d)

Items with respect to security investments

Effective August 13, 2010, ING Wells Fargo Health Care Portfolio changed its diversification status from non-diversified to diversified.

Effective June 11, 2010, the sub-adviser of the ING Wells Fargo Omega Growth Portfolio was changed from Wells Fargo Capital Management Inc. to ING Investment Management Co. The name was changed to ING Large Cap Growth Portfolio. Consequently, the strategy was changed as follows:

The Portfolio invests at least 80% of its assets in common stocks of large-capitalization companies instead of being allowed to invest in companies of any market capitalization.

The Portfolio is now allowed to invest more than 5% of its assets in derivatives, including futures and options.